===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                               COHO ENERGY, INC.
                                (Name of Issuer)



                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)



                                    19248110
                                 (CUSIP Number)



                                THOMAS O. HICKS
                               200 CRESCENT COURT
                                   SUITE 1600
                              DALLAS, TEXAS 75201
                                 (214) 740-7300

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                    Copy to:

                               MICHAEL D. WORTLEY
                             VINSON & ELKINS L.L.P.
                           3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                              DALLAS, TEXAS 75201
                                 (214) 220-7732


                                AUGUST 21, 1998
   (Date of Event which Requires Filing of this Statement on Schedule 13D/A)


===============================================================================

CUSIP NO. 19248110              Schedule 13D/A                     Page 2 of 17

-------------------------------------------------------------------------------
      1 Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

                 Energy Investment Partnership No. 1
-------------------------------------------------------------------------------
      2      Check the appropriate box if a member of a group            (a) [ ]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
      3      SEC Use Only

-------------------------------------------------------------------------------
      4      Source of Funds
                                  WC
-------------------------------------------------------------------------------
      5      Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                         [ ]
-------------------------------------------------------------------------------
      6      Citizenship or Place of Organization
                            State of Texas
-------------------------------------------------------------------------------
Number of Shares         7        Sole Voting Power
                                                        0
                         ------------------------------------------------------
Beneficially Owned       8        Shared Voting Power
                                                    2,182,084
                         ------------------------------------------------------
by Each Reporting        9        Sole Dispositive Power
                                                        0
                         ------------------------------------------------------
Person With              10       Shared Dispositive Power
                                                    2,182,084
-------------------------------------------------------------------------------
     11      Aggregate Amount Beneficially Owned by Each Reporting Person
                                               2,182,084
-------------------------------------------------------------------------------
     12      Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares                                                          [ ]
-------------------------------------------------------------------------------
     13      Percent of Class Represented by Amount in Row (11)
                                                  8.5%
-------------------------------------------------------------------------------
     14      Type of Reporting Person
                                  PN
-------------------------------------------------------------------------------

CUSIP NO. 19248110              Schedule 13D/A                     Page 3 of 17

-------------------------------------------------------------------------------
      1 Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

                                   Thomas O. Hicks
-------------------------------------------------------------------------------
      2      Check the appropriate box if a member of a group            (a) [ ]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
      3      SEC Use Only

-------------------------------------------------------------------------------
      4      Source of Funds
                                  PF
-------------------------------------------------------------------------------
      5      Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                         [ ]
-------------------------------------------------------------------------------
      6      Citizenship or Place of Organization
                            State of Texas
-------------------------------------------------------------------------------
Number of Shares         7        Sole Voting Power
                                                        0
                         ------------------------------------------------------
Beneficially Owned       8        Shared Voting Power
                                                    2,182,084
                         ------------------------------------------------------
by Each Reporting        9        Sole Dispositive Power
                                                        0
                         ------------------------------------------------------
Person With              10       Shared Dispositive Power
                                                    2,182,084
-------------------------------------------------------------------------------
     11      Aggregate Amount Beneficially Owned by Each Reporting Person
                                               2,182,084
-------------------------------------------------------------------------------
     12      Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares                                                          [ ]
-------------------------------------------------------------------------------
     13      Percent of Class Represented by Amount in Row (11)
                                                  8.5%
-------------------------------------------------------------------------------
     14      Type of Reporting Person
                                  IN
-------------------------------------------------------------------------------

CUSIP NO. 19248110              Schedule 13D/A                     Page 4 of 17

-------------------------------------------------------------------------------
      1 Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

                                   John R. Muse
-------------------------------------------------------------------------------
      2      Check the appropriate box if a member of a group            (a) [ ]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
      3      SEC Use Only

-------------------------------------------------------------------------------
      4      Source of Funds
                                  PF
-------------------------------------------------------------------------------
      5      Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                         [ ]
-------------------------------------------------------------------------------
      6      Citizenship or Place of Organization
                            State of Texas
-------------------------------------------------------------------------------
Number of Shares         7        Sole Voting Power
                                                        0
                         ------------------------------------------------------
Beneficially Owned       8        Shared Voting Power
                                                    2,182,084
                         ------------------------------------------------------
by Each Reporting        9        Sole Dispositive Power
                                                        0
                         ------------------------------------------------------
Person With              10       Shared Dispositive Power
                                                    2,182,084
-------------------------------------------------------------------------------
     11      Aggregate Amount Beneficially Owned by Each Reporting Person
                                               2,182,084
-------------------------------------------------------------------------------
     12      Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares                                                          [ ]
-------------------------------------------------------------------------------
     13      Percent of Class Represented by Amount in Row (11)
                                                  8.5%
-------------------------------------------------------------------------------
     14      Type of Reporting Person
                                  IN
-------------------------------------------------------------------------------

CUSIP NO. 19248110              Schedule 13D/A                     Page 5 of 17

-------------------------------------------------------------------------------
      1 Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

                                   Charles W. Tate
-------------------------------------------------------------------------------
      2      Check the appropriate box if a member of a group            (a) [ ]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
      3      SEC Use Only

-------------------------------------------------------------------------------
      4      Source of Funds
                                  PF
-------------------------------------------------------------------------------
      5      Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                         [ ]
-------------------------------------------------------------------------------
      6      Citizenship or Place of Organization
                            State of Texas
-------------------------------------------------------------------------------
Number of Shares         7        Sole Voting Power
                                                        0
                         ------------------------------------------------------
Beneficially Owned       8        Shared Voting Power
                                                    2,182,084
                         ------------------------------------------------------
by Each Reporting        9        Sole Dispositive Power
                                                        0
                         ------------------------------------------------------
Person With              10       Shared Dispositive Power
                                                    2,182,084
-------------------------------------------------------------------------------
     11      Aggregate Amount Beneficially Owned by Each Reporting Person
                                               2,182,084
-------------------------------------------------------------------------------
     12      Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares                                                          [ ]
-------------------------------------------------------------------------------
     13      Percent of Class Represented by Amount in Row (11)
                                                  8.5%
-------------------------------------------------------------------------------
     14      Type of Reporting Person
                                  IN
-------------------------------------------------------------------------------

CUSIP NO. 19248110              Schedule 13D/A                     Page 6 of 17

-------------------------------------------------------------------------------
      1 Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

                                   Jack D. Furst
-------------------------------------------------------------------------------
      2      Check the appropriate box if a member of a group            (a) [ ]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
      3      SEC Use Only

-------------------------------------------------------------------------------
      4      Source of Funds
                                  PF
-------------------------------------------------------------------------------
      5      Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                         [ ]
-------------------------------------------------------------------------------
      6      Citizenship or Place of Organization
                            State of Texas
-------------------------------------------------------------------------------
Number of Shares         7        Sole Voting Power
                                                        0
                         ------------------------------------------------------
Beneficially Owned       8        Shared Voting Power
                                                    2,182,084
                         ------------------------------------------------------
by Each Reporting        9        Sole Dispositive Power
                                                        0
                         ------------------------------------------------------
Person With              10       Shared Dispositive Power
                                                    2,182,084
-------------------------------------------------------------------------------
     11      Aggregate Amount Beneficially Owned by Each Reporting Person
                                               2,182,084
-------------------------------------------------------------------------------
     12      Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares                                                          [ ]
-------------------------------------------------------------------------------
     13      Percent of Class Represented by Amount in Row (11)
                                                  8.5%
-------------------------------------------------------------------------------
     14      Type of Reporting Person
                                  IN
-------------------------------------------------------------------------------

CUSIP NO. 19248110              Schedule 13D/A                     Page 7 of 17

-------------------------------------------------------------------------------
      1 Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

                                   Lawrence D. Stuart, Jr.
-------------------------------------------------------------------------------
      2      Check the appropriate box if a member of a group            (a) [ ]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
      3      SEC Use Only

-------------------------------------------------------------------------------
      4      Source of Funds
                                  PF
-------------------------------------------------------------------------------
      5      Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                         [ ]
-------------------------------------------------------------------------------
      6      Citizenship or Place of Organization
                            State of Texas
-------------------------------------------------------------------------------
Number of Shares         7        Sole Voting Power
                                                        0
                         ------------------------------------------------------
Beneficially Owned       8        Shared Voting Power
                                                    2,182,084
                         ------------------------------------------------------
by Each Reporting        9        Sole Dispositive Power
                                                        0
                         ------------------------------------------------------
Person With              10       Shared Dispositive Power
                                                    2,182,084
-------------------------------------------------------------------------------
     11      Aggregate Amount Beneficially Owned by Each Reporting Person
                                               2,182,084
-------------------------------------------------------------------------------
     12      Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares                                                          [ ]
-------------------------------------------------------------------------------
     13      Percent of Class Represented by Amount in Row (11)
                                                  8.5%
-------------------------------------------------------------------------------
     14      Type of Reporting Person
                                  IN
-------------------------------------------------------------------------------

CUSIP NO. 19248110              Schedule 13D/A                     Page 8 of 17

-------------------------------------------------------------------------------
      1 Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

                                   Michael J. Levitt
-------------------------------------------------------------------------------
      2      Check the appropriate box if a member of a group            (a) [ ]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
      3      SEC Use Only

-------------------------------------------------------------------------------
      4      Source of Funds
                                  PF
-------------------------------------------------------------------------------
      5      Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                         [ ]
-------------------------------------------------------------------------------
      6      Citizenship or Place of Organization
                            State of Texas
-------------------------------------------------------------------------------
Number of Shares         7        Sole Voting Power
                                                        0
                         ------------------------------------------------------
Beneficially Owned       8        Shared Voting Power
                                                    2,182,084
                         ------------------------------------------------------
by Each Reporting        9        Sole Dispositive Power
                                                        0
                         ------------------------------------------------------
Person With              10       Shared Dispositive Power
                                                    2,182,084
-------------------------------------------------------------------------------
     11      Aggregate Amount Beneficially Owned by Each Reporting Person
                                               2,182,084
-------------------------------------------------------------------------------
     12      Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares                                                          [ ]
-------------------------------------------------------------------------------
     13      Percent of Class Represented by Amount in Row (11)
                                                  8.5%
-------------------------------------------------------------------------------
     14      Type of Reporting Person
                                  IN
-------------------------------------------------------------------------------

CUSIP NO. 19248110              Schedule 13D/A                     Page 9 of 17

-------------------------------------------------------------------------------
      1 Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

                                   Dan H. Blanks
-------------------------------------------------------------------------------
      2      Check the appropriate box if a member of a group            (a) [ ]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
      3      SEC Use Only

-------------------------------------------------------------------------------
      4      Source of Funds
                                  PF
-------------------------------------------------------------------------------
      5      Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                         [ ]
-------------------------------------------------------------------------------
      6      Citizenship or Place of Organization
                            State of Texas
-------------------------------------------------------------------------------
Number of Shares         7        Sole Voting Power
                                                        0
                         ------------------------------------------------------
Beneficially Owned       8        Shared Voting Power
                                                    2,182,084
                         ------------------------------------------------------
by Each Reporting        9        Sole Dispositive Power
                                                        0
                         ------------------------------------------------------
Person With              10       Shared Dispositive Power
                                                    2,182,084
-------------------------------------------------------------------------------
     11      Aggregate Amount Beneficially Owned by Each Reporting Person
                                               2,182,084
-------------------------------------------------------------------------------
     12      Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares                                                          [ ]
-------------------------------------------------------------------------------
     13      Percent of Class Represented by Amount in Row (11)
                                                  8.5%
-------------------------------------------------------------------------------
     14      Type of Reporting Person
                                  IN
-------------------------------------------------------------------------------

CUSIP NO. 19248110              Schedule 13D/A                    Page 10 of 17

-------------------------------------------------------------------------------
      1 Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

                                   David B. Deniger
-------------------------------------------------------------------------------
      2      Check the appropriate box if a member of a group            (a) [ ]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
      3      SEC Use Only

-------------------------------------------------------------------------------
      4      Source of Funds
                                  PF
-------------------------------------------------------------------------------
      5      Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                         [ ]
-------------------------------------------------------------------------------
      6      Citizenship or Place of Organization
                            State of Texas
-------------------------------------------------------------------------------
Number of Shares         7        Sole Voting Power
                                                        0
                         ------------------------------------------------------
Beneficially Owned       8        Shared Voting Power
                                                    2,182,084
                         ------------------------------------------------------
by Each Reporting        9        Sole Dispositive Power
                                                        0
                         ------------------------------------------------------
Person With              10       Shared Dispositive Power
                                                    2,182,084
-------------------------------------------------------------------------------
     11      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    2,182,084
-------------------------------------------------------------------------------
     12      Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares                                                          [ ]
-------------------------------------------------------------------------------
     13      Percent of Class Represented by Amount in Row (11)
                                                  8.5%
-------------------------------------------------------------------------------
     14      Type of Reporting Person
                                  IN
-------------------------------------------------------------------------------

                                Schedule 13D/A                    Page 11 of 17

         This Amendment No. 1 to Schedule 13D is being filed by Energy Investment Partnership No. 1, a Texas general partnership (the "Purchaser"), Thomas O. Hicks, a United States citizen ("Hicks"), John R. Muse, a United States citizen ("Muse"), Charles W. Tate, a United States citizen ("Tate"), Jack
D. Furst, a United States citizen ("Furst"), Lawrence D. Stuart, Jr., a United States citizen ("Stuart"), Michael J. Levitt, a United States citizen ("Levitt"), Dan H. Blanks, a United States citizen ("Blanks"), and David B. Deniger, a United States citizen ("Deniger"). The Purchaser, Hicks, Muse, Tate, Furst, Stuart, Levitt, Blanks and Deniger are collectively referred to herein as the "Reporting Persons." This Amendment to Schedule 13D amends and supplements Items 3, 4, 6 and 7 contained in the Reporting Persons' original Schedule 13D, dated May 18, 1998. Items 1, 2 and 5 of the original Schedule 13D remain unchanged. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this statement concerning the other Reporting Persons.

ITEM 3.   SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Purchaser utilized $15,530,802 of its working capital to purchase 2,182,084 shares of common stock, par value $0.01 per share (the "Common Stock") beneficially owned by the Purchaser (the "Shares") and pay related fees and expenses. This working capital was provided by capital contributions from Hicks, Muse, Tate, Furst, Stuart, Levitt, Blanks and Deniger. Each of Hicks, Muse, Tate, Furst, Stuart, Levitt, Blanks and Deniger obtained the funds contributed to the Purchaser from personal funds.

         On August 21, 1998, HM 4 Coho, L.P., a Texas limited partnership (the "Partnership"), and the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") which provides that the Partnership shall purchase 41,666,666 shares of Common Stock (the "Additional Shares") for $249,999,996 by wire transfer of immediately available funds (the "Purchase Price"). Hicks, Muse Fund IV, LLC, a Texas limited liability company (the "LLC"), of which Hicks is the sole member, is the general partner of the Partnership. Because Hicks is the sole member of the LLC, Hicks will also be considered to be a beneficial owner of the Additional Shares. The Partnership will utilize its working capital to pay the Purchase Price and to pay related fees and expenses. The Partnership expects to obtain its working capital funds from the capital contributions of its partners.

ITEM 4.   PURPOSE OF THE TRANSACTION.

         Pursuant to the Stock Purchase Agreement, the Partnership will purchase the Additional Shares in two allotments for the Purchase Price. At the initial closing, the Partnership will, subject to regulatory approval, acquire up to 5,095,098 Additional Shares (the "Initial Shares"). The remaining Additional Shares (the "Remaining Shares") are expected to be issued, after the issuance of the Additional Shares and an amendment to the Company's Articles of Incorporation have been approved by the shareholders of the Company.

         The purpose of the acquisition of the Additional Shares is to implement the Partnership's plan to obtain a majority interest in the Company for investment purposes.

                  (a) Except as described herein, neither the Partnership nor the Reporting persons have any current plans to purchase additional shares of Common Stock in open market or private transactions from shareholders of the Company or to purchase additional shares of Common Stock or Common Stock equivalents directly from the Company. Any change with respect to these plans shall be reported promptly in an amendment to the Purchaser's Schedule 13D.

                  (b), (c), (f), (g), (h), (i) and (j) Neither the Partnership nor the Reporting Persons have current plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
(ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any other material change to the Company's business or corporate structure, (iv) subject to the matters discussed in paragraphs (d) and
(e) of this Item 4, any changes in the Company's articles of incorporation or bylaws, or other actions which may impede the acquisition or control of the Company by any person, (v) the Common Stock ceasing to be authorized to be quoted on the NASDAQ National Market System, (vi) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"), or (vii) any action similar to any of the foregoing. Any change with respect to these plans shall be promptly reported in an amendment to the Purchaser's Schedule 13D.

                  (d) On May 12, 1998, the Company and the Purchaser entered into a Shareholder Agreement (the "Shareholder Agreement") which provided for
(i) certain demand and piggyback registration rights with respect to the shares of Common Stock owned at such time or in the future by the Purchaser or its transferees who become a party to the Shareholder Agreement and (ii) the appointment or election and annual nomination to the Board of Directors of the Company and the Board's Compensation Committee and Audit Committee and any Executive Committee of two designees of the Purchaser (the "Purchaser Designees") and any of its transferees who become a party to the Shareholder

                                Schedule 13D/A                    Page 12 of 17


Agreement, subject to certain Common Stock ownership requirements. Pursuant to the Shareholder Agreement, the Purchaser Designees, Muse and Stuart, were added to the Board of Directors on May 12, 1998, to serve until the next annual meeting of shareholders of the Company. There are currently seven directors serving on the Company's Board of Directors, including the Purchaser's Designees.

         Pursuant to the Stock Purchase Agreement, the Company and the Purchaser have agreed to enter into an Amended and Restated Shareholder Agreement (the "Amended and Restated Shareholder Agreement") upon the closing of the purchase and sale of the Initial Shares (the "First Closing"). The Amended and Restated Shareholder Agreement will provide for (i) certain demand and piggyback registration rights with respect to the Additional Shares and any other shares of Common Stock owned in the future by the Purchaser and the Partnership and their transferees who become a party to the Amended and Restated Shareholder Agreement (each, a "Holder") (see Item 6) and (ii) upon the purchase and sale of the Remaining Shares (the "Second Closing"), the increase in the size of the Board of Directors of the Company to nine members and, in addition to the existing Purchaser Designees, the appointment or election and annual nomination to the Board of Directors of the Company two designees of the Partnership or the Partnership's transferees who become a party to the Amended and Restated Shareholder Agreement (the "Partnership Designees," together with the Purchaser Designees the "Holder Designees"). The Company shall appoint a Partnership Designee and a Purchaser Designee serving on the Board of Directors of the Company to be members of the Board of Directors' Compensation Committee and Audit Committee, and, if established, the Executive Committee of the Board of Directors. The Purchaser's right to designate directors of the Company shall continue as long as the Purchaser and its affiliates own at least 1,000,000 shares of Common Stock. The right of the Partnership to designate directors of the Company shall continue as long as the Partnership and its affiliates or any single transferee of the Partnership (and affiliates thereof) who becomes a party to the Amended and Restated Shareholder Agreement owns at least 5% of the outstanding shares of Common Stock. In addition, if the Purchaser or any single transferee or group of related transferees of the Purchaser ceases to own at least 1,000,000 shares of Common Stock and the Partnership and its affiliates or any single transferee or group of related transferees of the Partnership or its affiliates continue to own at least 5% of the outstanding shares of Common Stock, the Purchaser shall cease to have the right to designate any Holder Designees and the Partnership shall have the right to designate all four Holder Designees, unless or until such time as the Purchaser's right to designate directors of the Company has terminated as provided in the preceding sentence. To the extent that the Company's proxy statement for any annual meeting of shareholders of the Company includes a recommendation regarding the election of any other nominees to the Company's Board of Directors, the Company has agreed to include a recommendation of its Board of Directors that shareholders of the Company also vote in favor of the Holder Designees.

         (e) The Second Closing is subject to Company shareholder authorization of articles of amendment to the Company's Articles of Incorporation increasing the number of authorized shares of Common Stock to 100,000,000 (the "Articles of Amendment"). The Company has agreed to recommend that the Company's shareholders approve the Articles of Amendment and not to withdraw, modify or change such recommendation. The Reporting Persons have no plans or proposals which relate to or would result in any material change in the present dividend policy of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


         The following summaries of the Stock Purchase Agreement and the Financial Advisory Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits 10.2 and 10.3, respectively, and incorporated herein by reference.

         Stock Purchase Agreement. On August 21, 1998, the Partnership and the Company entered into the Stock Purchase Agreement (see Item 4) pursuant to which the Partnership will purchase the Additional Shares in two allotments for the Purchase Price. The Stock Purchase Agreement provides that the Partnership will initially purchase up to 5,095,098 Additional Shares. The Second Closing is subject to approval by the shareholders of the Company of the issuance of the Additional Shares in accordance with the rules and regulations of the NASDAQ National Market System and an amendment to the Company's Articles of Incorporation to increase the number of authorized shares of Common Stock to 100,000,000.

         Amended and Restated Shareholder Agreement. Pursuant to the terms of the Stock Purchase Agreement, the Purchaser and the Company agreed to enter into the Amended and Restated Shareholder Agreement (see Item 4) upon the First Closing. In addition to the provisions of the Amended and Restated Shareholder Agreement described in Item 4, the Amended and Restated Shareholder Agreement provides each Holder with unlimited demand registrations (in firm commitment underwritten offerings) and unlimited piggyback registration rights with respect to the Additional Shares and all shares of Common Stock acquired by each Holder in the future, subject to certain requirements. With certain exceptions, the Company will pay all costs of such registration except for underwriting discounts and commissions and transfer taxes. The Company shall have certain rights to delay the filing of a registration statement, and parties to other registration rights agreements with the Company shall have a right, under certain circumstances, to sell shares of Common Stock in connection with registrations involving shares owned by each Holder as long as the managing underwriter or underwriters shall advise each Holder in writing that the inclusion of such securities will not materially and adversely affect the price or success of the offering.

                                Schedule 13D/A                    Page 13 of 17



         Each Holder under the Amended and Restated Shareholder Agreement shall agree therein until May 11, 2000, not to (i) deposit any shares of Common
Stock in a voting trust or grant any proxy with respect to any shares of Common Stock to any person not designated by the Company (other than another Holder or any affiliate or partner of a Holder) or subject any shares of Common Stock to any arrangement or agreement with respect to the voting of such shares of Common Stock, (ii) act with one or more persons (other than another Holder or any affiliate or partner of a Holder) as a partnership, limited partnership, syndicate or "group" (as such term is used in Section 13(d)(3) of the Exchange
Act) for the purpose of acquiring, holding, voting or disposing of shares of Common Stock, (iii) directly or indirectly, sell or transfer, or offer to sell or transfer, (A) shares of Common Stock that represent more than 10% of the fully diluted common equity of the Company to any single person or any "Affiliated Group" (with respect to any person, such person and each Affiliate Associate (within the meaning of Rule 12b-2 promulgated under the Exchange Act) of such person and each other person with whom such person is acting "as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of" shares (within the meaning of Section 13(d)(3) of the Exchange Act)) or (B) shares of Common Stock that represent more than 5% of the outstanding Common Stock of the Company to any holder of 10% of the outstanding shares of Common Stock. The foregoing prohibition is subject to certain exceptions.

         Financial Advisory Agreement. On August 21, 1998, the Company and Hicks, Muse & Co. Partners, L.P., a Texas limited partnership ("HMCo"), entered into a Financial Advisory Agreement (the "Financial Advisory Agreement"). HM Partners, Inc., in which Hicks owns a majority equity interest, is the general partner of HMCo and Hicks, Muse, Tate, Furst, Stewart, Levitt, Blanks and Deniger are HMCo's limited partners. Pursuant to the Financial Advisory Agreement, HMCo has been engaged to render financial advisory services to the Company and its subsidiaries in connection with the negotiation of the Partnership's purchase of the Additional Shares and also to render financial advisory, investment banking and other similar services to the Company with respect to any future proposals for (i) the acquisition by any person or group of beneficial ownership of (A) a majority of the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of directors, or (B) a majority of the Company's outstanding capital stock, (ii) a reorganization, recapitalization, merger, consolidation or similar business combination or transaction or sale or other disposition (whether in a single transaction or series of related transactions) of all or substantially all of the assets of the Company and its subsidiaries taken as a whole (unless the holders of the outstanding securities of the Company entitled to vote generally in the election of directors prior to such transaction continue to own at least a majority of the securities entitled to vote generally in the election of directors of the entity resulting from such transaction upon the completion of such transaction), (iii) the sale of oil and gas properties of the Company or its subsidiaries involving consideration of $100 million or more, (iv) any acquisition by the Company or its subsidiaries involving consideration of $100 million or more (collectively, "Additional Transactions") of (A) a majority of the voting power of the then outstanding voting securities of any corporation entitled to voting generally in the election of directors or (B) a majority of the ownership interests of an entity other than a corporation (whether by merger, tender offer, exchange offer or similar extraordinary transaction), or
(v) any acquisition by the Company or its subsidiaries of oil and gas properties or other assets involving consideration of $100 million or more. The term of the Financial Advisory Agreement shall continue until the earlier to occur of August 21, 2008 or the date on which the Partnership and its affiliates cease to own beneficially, directly or indirectly, at least 5% of the outstanding equity securities of the Company or its successors.

         Pursuant to the terms of the Financial Advisory Agreement, the Company paid to HMCo a transaction fee of $1,250,000 concurrently with the execution of the Stock Purchase Agreement. At the First Closing, the Company shall pay to HMCo a transaction fee in the amount of $1,250,000. If the shareholders of the Company shall have approved the issuance of the Remaining Shares and the Articles of Amendment on or before December 31, 1998, the Company shall pay HMCo a transaction fee in the amount of $7,500,000 on the date of the Second Closing. If the shareholders of the Company have not approved the issuance of the Remaining Shares and the Articles of Amendment on or before December 31, 1998, the Company shall pay HMCo a transaction fee in the amount of $7,500,000 ($8,750,000 if the First Closing shall not have occurred) on December 31, 1998; provided, however, that the Company may elect to pay such transaction fee by delivering to HMCo the amount of $2,500,000 ($3,750,000 if the First Closing shall not have occurred) in cash and by issuing to HMCo 1,000,000 shares of Common Stock. Under the Financial Advisory Agreement, HMCo is entitled to receive additional compensation at the then current market rates for financial advisory, investment banking and other similar services rendered to the Company in connection with Additional Transactions if the Company engages a financial advisor in connection with such transactions.

                                Schedule 13D/A                    Page 14 of 17



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

         10.1 Shareholder Agreement, dated May 12, 1998, by and between Coho Energy, Inc. and Energy Investment Partnership No. 1. (1)

         10.2 Stock Purchase Agreement, dated August 21, 1998, by and between Coho Energy, Inc. and HM 4 Coho, L.P. (2)

         10.3 Financial Advisory Agreement, dated August 21, 1998, by and between Coho Energy, Inc. and Hicks, Muse Partners, L.P.*

         24.1     Power of Attorney for Thomas O. Hicks. (1)

         24.2     Power of Attorney for John R. Muse. (1)

         24.3     Power of Attorney for Charles W. Tate. (1)

         24.4     Power of Attorney for Jack D. Furst. (1)

         24.5     Power of Attorney for Lawrence D. Stuart, Jr. (1)

         24.6     Power of Attorney for Michael J. Levitt. (1)

         24.7     Power of Attorney for Dan H. Blanks. (1)

         24.8     Power of Attorney for David B. Deniger. (1)

         24.9     Power of Attorney for Energy Investment Partnership No. 1. (1)

         99.1 Joint Filing Agreement, dated May 18, 1998, among Energy Investment Partnership No. 1, Thomas O. Hicks, John R. Muse, Charles W. Tate, Jack D. Furst, Lawrence D. Stuart, Jr., Michael J. Levitt, Dan H. Blanks, and David B. Deniger. (1)


---------

* Filed herewith.

(1) Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on May 18, 1998, and incorporated herein by reference.

(2) The Stock Purchase Agreement is filed herewith without attached exhibits and schedules, but such omitted exhibits and schedules will be provided by the Partnership upon written request.

                                Schedule 13D/A                    Page 15 of 17




                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 25, 1998                ENERGY INVESTMENT PARTNERSHIP NO. 1



                                       By:   /s/  DAVID W. KNICKEL
                                           -------------------------------------
                                                David W. Knickel
                                                Attorney-in-Fact


Dated:  August 25, 1998                THOMAS O. HICKS



                                       /s/ THOMAS O. HICKS
                                       -----------------------------------------
                                       By:  David W. Knickel, Attorney-in-Fact


Dated:  August 25, 1998                JOHN R. MUSE



                                       /s/ JOHN R. MUSE
                                       -----------------------------------------
                                       By:  David W. Knickel, Attorney-in-Fact


Dated:  August 25, 1998                CHARLES W. TATE



                                       /s/ CHARLES W. TATE
                                       -----------------------------------------
                                       By:  David W. Knickel, Attorney-in-Fact


Dated:  August 25, 1998                JACK D. FURST



                                       /s/ JACK D. FURST
                                       -----------------------------------------
                                       By:  David W. Knickel, Attorney-in-Fact

                                Schedule 13D/A                    Page 16 of 17



Dated:  August 25, 1998                LAWRENCE D. STUART, JR.



                                       /s/ LAWRENCE D. STUART, JR.
                                       -----------------------------------------
                                       By:  David W. Knickel, Attorney-in-Fact


Dated:  August 25, 1998                MICHAEL J. LEVITT



                                       /s/ MICHAEL J. LEVITT
                                       -----------------------------------------
                                       By:  David W. Knickel, Attorney-in-Fact


Dated:  August 25, 1998                DAN H. BLANKS



                                       /s/ DAN H. BLANKS
                                       -----------------------------------------
                                       By:  David W. Knickel, Attorney-in-Fact


Dated:  August 25, 1998                DAVID B. DENIGER



                                       /s/ DAVID B. DENIGER
                                       -----------------------------------------
                                       By:  David W. Knickel, Attorney-in-Fact

CUSIP NO. 19248110              Schedule 13D/A

                                 EXHIBIT INDEX



         10.1 Shareholder Agreement, dated May 12, 1998, by and between Coho Energy, Inc. and Energy Investment Partnership No. 1.
                  (1)

         10.2 Stock Purchase Agreement, dated August 21, 1998, by and between Coho Energy, Inc. and HM 4 Coho, L.P. (2)

         10.3 Financial Advisory Agreement, dated August 21, 1998, by and between Coho Energy, Inc. and Hicks, Muse Partners, L.P.*

         24.1     Power of Attorney for Thomas O. Hicks. (1)

         24.2     Power of Attorney for John R. Muse. (1)

         24.3     Power of Attorney for Charles W. Tate. (1)

         24.4     Power of Attorney for Jack D. Furst. (1)

         24.5     Power of Attorney for Lawrence D. Stuart, Jr. (1)

         24.6     Power of Attorney for Michael J. Levitt. (1)

         24.7     Power of Attorney for Dan H. Blanks. (1)

         24.8     Power of Attorney for David B. Deniger. (1)

         24.9     Power of Attorney for Energy Investment Partnership No. 1. (1)

         99.1 Joint Filing Agreement, dated May 18, 1998, among Energy Investment Partnership No. 1, Thomas O. Hicks, John R. Muse, Charles W. Tate, Jack D. Furst, Lawrence D. Stuart, Jr., Michael J. Levitt, Dan H. Blanks, and David B. Deniger. (1)

---------

* Filed herewith.

(1) Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on May 18, 1998, and incorporated herein by reference.

(2) The Stock Purchase Agreement is filed herewith without attached exhibits and schedules, but such omitted exhibits and schedules will be provided by the Partnership upon written request.